United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México City, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2017.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2016 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 24, 2017.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	Note	At June 30, 2017 Unaudited		At December 31, 2016 Audited
Assets
Current assets:
Cash and cash equivalents		Ps.	20,897,722	Ps.	23,218,383
Marketable securities and other short-term investments	3		49,421,153		54,857,157
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net			177,954,245		205,774,539
Related parties	4		861,455		740,492
Derivative financial instruments			1,031,765		909,051
Inventories, net			33,060,477		36,871,292
Other current assets, net			23,429,639		19,538,093

Total current assets		Ps.	306,656,456	Ps.	341,909,007
Non-current assets:
Property, plant and equipment, net	5	Ps.	615,502,880	Ps.	701,190,066
Intangibles, net			129,134,249		152,369,446
Goodwill			146,126,558		152,632,635
Investments in associated companies			3,169,123		3,603,484
Deferred income taxes			105,429,791		112,651,699
Accounts receivable, subscribers and distributors			9,233,837		11,184,860
Other assets, net			36,234,848		39,501,077

Total assets		Ps.	1,351,487,742	Ps.	1,515,042,274

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	8	Ps.	57,472,802	Ps.	82,607,259
Accounts payable			199,944,188		237,265,126
Accrued liabilities			65,478,942		70,479,230
Income tax			17,997,201		3,200,673
Other taxes payable			22,275,690		22,087,957
Derivative financial instruments			11,049,676		14,136,351
Related parties	4		2,074,328		2,971,325
Deferred revenues			31,840,321		37,255,328

Total current liabilities		Ps.	408,133,148	Ps.	470,003,249
Non-current-liabilities:
Long-term debt	8	Ps.	563,605,490	Ps.	625,194,144
Deferred income taxes			12,488,443		14,061,881
Income tax			2,522,214		2,348,069
Deferred revenues			1,386,494		1,625,270
Derivative financial instruments			3,234,277		3,448,396
Asset retirement obligations			14,729,277		16,288,631
Employee benefits			109,656,486		111,048,867

Total non-current liabilities		Ps.	707,622,681	Ps.	774,015,258

Total liabilities		Ps.	1,115,755,829	Ps.	1,244,018,507

Equity:
Capital stock	11		96,337,344		96,337,514
Retained earnings:
Prior years			137,371,735		149,065,873
Profit for the year			50,168,209		8,649,427

Total retained earnings			187,539,944		157,715,300
Other comprehensive loss items			(107,721,731)		(45,137,571)

Equity attributable to equity holders of the parent			176,155,557		208,915,243
Non-controlling interests			59,576,356		62,108,524

Total equity			235,731,913		271,023,767

Total liabilities and equity		Ps.	1,351,487,742	Ps.	1,515,042,274

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the six-month periods ended June 30, Unaudited
	Note	2017		2016
Operating revenues:
Mobile voice services		Ps.	117,437,390	Ps.	118,607,447
Fixed voice services			46,402,890		47,236,415
Mobile data services			151,437,276		119,055,664
Fixed data services			70,426,383		59,185,920
Paid television			44,967,434		35,486,438
Sales of equipment, accessories and computers			66,378,820		62,257,118
Other related services			16,536,014		14,538,776

		Ps.	513,586,207	Ps.	456,367,778

Operating costs and expenses:
Cost of sales and services			247,168,484		225,073,702
Commercial, administrative and general expenses			123,434,679		106,869,918
Other expenses			2,116,818		1,707,091
Depreciation and amortization			79,340,756		68,916,561

		Ps.	452,060,737	Ps.	402,567,272

Operating income		Ps.	61,525,470	Ps.	53,800,506

Interest income			1,528,246		1,901,195
Interest expense			(15,340,831)		(16,089,165)
Foreign currency exchange gain (loss), net			35,259,925		(13,665,208)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	13		(4,333,533)		(5,515,948)
Equity interest in net income of associated companies			26,439		70,022

Profit before income tax			78,665,716		20,501,402
Income tax	7		26,652,279		6,770,070

Net profit for the year		Ps.	52,013,437	Ps.	13,731,332

Net profit for the year attributable to:
Equity holders of the parent		Ps.	50,168,209	Ps.	12,498,515
Non-controlling interests			1,845,228		1,232,817

		Ps.	52,013,437	Ps.	13,731,332

Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.76	Ps.	0.19

Other comprehensive (loss) income items:
Net other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities and affiliates		Ps.	(66,753,872)	Ps.	73,650,211
Effect of fair value of derivatives, net of deferred taxes			6,904		24,742
Unrealized loss on available for sale securities, net of deferred taxes			(280,326)		(2,238,657)
Items that will not be reclassified to profit or (loss) in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			1,707,376		(1,555,184)

Total other comprehensive (loss) income items for the year, net of deferred taxes			(65,319,918)		69,881,112

Total comprehensive (loss) income for the year		Ps.	(13,306,481)	Ps.	83,612,444

Comprehensive (loss) income for the year attributable to:
Equity holders of the parent		Ps.	(12,415,951)	Ps.	79,621,248
Non-controlling interests			(890,530)		3,991,196

		Ps.	(13,306,481)	Ps.	83,612,444

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six period ended June 30, 2017

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain (loss) on available for sale securities		Re-measurement of defined benefit plans		Cumulative Translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2016 (audited)	Ps.	96,337,514	Ps.	358,440	Ps.	157,356,860	Ps.	(12,292)	Ps.	(6,669,720)	Ps.	(68,005,050)	Ps.	29,549,491	Ps.	208,915,243	Ps.	62,108,524	Ps.	271,023,767
Net profit for the period						50,168,209										50,168,209		1,845,228		52,013,437
Effect of fair value of derivatives, net of deferred taxes								6,815								6,815		89		6,904
Unrealized income on available for sale securities, net of deferred taxes										(280,326)						(280,326)				(280,326)
Re-measurement of defined benefit plan, net of deferred taxes												1,677,746				1,677,746		29,630		1,707,376
Effect of translation of foreign entities and affiliates														(63,988,395)		(63,988,395)		(2,765,477)		(66,753,872)

Comprehensive loss(income) for the period						50,168,209		6,815		(280,326)		1,677,746		(63,988,395)		(12,415,951)		(890,530)		(13,306,481)
Dividends declared						(19,730,192)										(19,730,192)		(1,630,812)		(21,361,004)
Repurchase of shares		(170)				(612,268)										(612,438)				(612,438)
Other acquisitions of non-controlling interests						(1,105)										(1,105)		(10,826)		(11,931)

Balance at June 30, 2017 (unaudited)	Ps.	96,337,344	Ps.	358,440	Ps.	187,181,504	Ps.	(5,477)	Ps.	(6,950,046)	Ps.	(66,327,304)	Ps.	(34,438,904)	Ps.	176,155,557	Ps.	59,576,356	Ps.	235,731,913

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six period ended June 30, 2016

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain (loss) on available for sale securities		Re-measurement of defined benefit plans		Cumulative Translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2015 (audited)	Ps.	96,338,477	Ps.	358,440	Ps.	171,972,999	Ps.	(60,788)	Ps.	4,011	Ps.	(82,844,947)	Ps.	(73,490,197)	Ps.	112,277,995	Ps.	48,576,191	Ps.	160,854,186
Net profit for the period						12,498,515										12,498,515		1,232,817		13,731,332
Effect of fair value of derivatives, net of deferred taxes								24,423								24,423		319		24,742
Unrealized loss on available for sale securities, net of deferred taxes										(2,238,657)						(2,238,657)				(2,238,657)
Re-measurement of defined benefit plan, net of deferred taxes												(1,418,208)				(1,418,208)		(136,976)		(1,555,184)
Effect of translation of foreign entities and affiliates														70,755,175		70,755,175		2,895,036		73,650,211

Comprehensive income (loss) for the period						12,498,515		24,423		(2,238,657)		(1,418,208)		70,755,175		79,621,248		3,991,196		83,612,444
Dividends declared						(18,405,802)										(18,405,802)		(566,945)		(18,972,747)
Repurchase of shares		(1,817)				(5,293,281)										(5,295,098)				(5,295,098)
Other acquisitions of non-controlling interests						(2,424,710)										(2,424,710)		62,067		(2,362,643)

Balance at June 30, 2016 (unaudited)	Ps.	96,336,660	Ps.	358,440	Ps.	158,347,721	Ps.	(36,365)	Ps.	(2,234,646)	Ps.	(84,263,155)	Ps.	(2,735,022)	Ps.	165,773,633	Ps.	52,062,509	Ps.	217,836,142

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six-month periods ended June 30, Unaudited
	2017		2016
Operating activities
Profit before income tax	Ps.	78,665,716	Ps.	20,501,402
Items not requiring the use of cash:
Depreciation		68,786,964		60,324,651
Amortization of intangible and other assets		10,553,792		8,591,910
Equity interest in net income of associated companies		(26,439)		(70,022)
Gain (loss) on sale of property, plant and equipment		56,066		(20,707)
Net period cost of labor obligations		6,850,893		6,854,668
Foreign currency exchange (gain) loss, net		(38,391,072)		15,852,960
Interest income		(1,528,246)		(1,901,195)
Interest expense		15,340,831		16,089,165
Employee profit sharing		1,068,183		1,465,011
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net		(3,511,735)		(924,384)
Working capital changes:
Accounts receivable from subscribers, distributors and other		(5,448,042)		(12,321,997)
Prepaid expenses		(4,088,533)		(6,602,457)
Related parties		(1,017,960)		(600,784)
Inventories		876,130		1,397,319
Other assets		(3,292,609)		(1,725,048)
Employee benefits		(4,095,050)		(1,911,560)
Accounts payable and accrued liabilities		(7,457,995)		(11,776,006)
Employee profit sharing paid		(1,413,207)		(3,245,446)
Financial instruments and other		(2,141,643)		28,713,685
Deferred revenues		(1,800,626)		(690,733)
Interest received		310,115		2,314,740
Income taxes paid		(11,706,782)		(21,972,555)

Net cash flows provided by operating activities		96,588,751		98,342,617

Investing activities
Purchase of property, plant and equipment		(49,145,322)		(52,505,460)
Acquisition of intangibles		(1,885,492)		(4,813,709)
Dividends received from associates		1,777,999		5,527,226
Proceeds from sale of plant, property and equipment		46,267		97,415
Acquisition of businesses, net of cash acquired		(3,735,978)		(778,798)

Net cash flows used in investing activities		(52,942,526)		(52,473,326)

Financing activities
Loans obtained		28,045,199		34,711,056
Repayment of loans		(55,911,402)		(57,200,483)
Interest paid		(14,285,380)		(15,869,777)
Repurchase of shares		(795,065)		(5,172,021)
Dividends paid		(1,678,614)		(319,047)
Derivative financial instruments		(54,117)		(205,792)
Acquisition of non-controlling interests		(11,931)		(2,362,644)

Net cash flows used in financing activities		(44,691,310)		(46,418,708)

Net decrease in cash and cash equivalents		(1,045,085)		(549,417)

Adjustment to cash flows due to exchange rate fluctuations, net		(1,275,576)		2,298,855
Cash and cash equivalents at beginning of the year		23,218,383		45,160,032

Cash and cash equivalents at end of the year	Ps.	20,897,722	Ps.	46,909,470

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos [Ps.] and thousands of

U.S. dollars [US$], unless otherwise indicated)

1. Description of the Business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout the United States, Latin America, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, sales of equipment, accessories, computers as well as other related services and over the top services.

•	The voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Equipment, accessories and computer sales.

•	Other related revenues from advertising in telephone directories, publishing and call center services.

•	Sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user.

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 24 countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, México.

The accompanying condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on September 22, 2017, and subsequent events have been considered through that date.

II. Relevant events in 2017

On June 27, 2017 the Company announced that a business unit dedicated to out-of-home advertising belonging to CMI, AMX’s advertising division, entered into a joint venture with JCDecaux by merging their respective out-of-home advertising operations in Mexico. Upon the closing of the transaction JCDecaux will own 60% of the joint venture shares and the remaining 40% shares will be owned by AMX. The transaction is subject to the satisfaction of certain conditions, and is expected to close later this year.

On June 30, 2017 the Company notified our shareholders that the dividend corresponding to the 2016 results would be Ps. 0.30 per share, to be paid in two installments of Ps. 0.15 each in cash, series L shares or a combination thereof, according to the election of each shareholder. On July 17, we made the first partial dividend payment that included 4.9 billion pesos paid in cash to the holders of 51.52% of the eligible shares and 325.3 million AMX Series L shares.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2015 and 2016, and for the three-year period ended December 31, 2016, as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional and reporting currency of the Company and the ones used in these unaudited interim condensed consolidated financial statements.

3. Marketable securities and other short-term investments

As of June 30, 2017 and December 31, 2016, marketable securities and other short-term investments includes an available for sale investment in KPN for Ps. 38,709,386 and Ps. 41,463,511, respectively, and other short-term investments for Ps. 10,711,767 and

Ps. 13,393,646, respectively.

As of June 30, 2017 and 2016, the Company has recognized changes in fair value of the investment of Ps. (280,326) and Ps. (2,238,657), respectively, net of deferred taxes, through other comprehensive loss (equity).

At June 30, 2017, the Company has not observed an objective measure of impairment on its available for sale securities, nor have unrealized losses on its available for sale securities been considered either significant or prolonged.

During the six month periods ended June 30, 2017 and 2016, the Company received dividends from KPN for an amount of Ps. 1,546,258 and Ps. 5,597,816, respectively; which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. The other short-term investments of Ps. 10,711,767 and Ps.13,393,646, as of June 30, 2017 and December 31, 2016, respectively, represents a cash deposit used to guarantee a short term obligation for one of the Company’s foreign subsidiaries and are presented at their carrying value, which approximates fair value.

4. Related Parties

a) The following is an analysis of the balances with related parties as of June 30, 2017 and December 31, 2016. All of the companies were considered affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2017		2016
Accounts receivable:
Sears Roebuck de México, S.A. de C.V.	Ps.	158,838	Ps.	230,974
Sanborns Hermanos, S.A.		143,173		119,423
Carso Infraestructura y Construcción, S.A. de C.V and Subsidiaries		90,676		112,834
Enesa, S.A. de C.V. and Subsidiaries		48,710		93,360
Grupo Condumex, S.A. de C.V. and Subsidiaries		46,018		41,057
Operadora de Sites Mexicanos, S.A. de C.V.		—		22,629
Patrimonial Inbursa, S.A.		214,827		9,299
Other		159,213		110,916

Total	Ps.	861,455	Ps.	740,492

	2017		2016
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V and Subsidiaries	Ps.	850,570	Ps.	1,291,062
Grupo Condumex, S.A. de C.V. and Subsidiaries		487,544		753,603
Fianzas Guardiana Inbursa, S.A. de C.V.		165,846		409,293
PC Industrial, S.A. de C.V. and Subsidiaries		88,806		117,841
Grupo Financiero Inbursa, S.A.B. de C.V.		41,633		40,737
Enesa, S.A. de C.V. and Subsidiaries		26,102		53,670
Other		413,827		305,119

Total	Ps.	2,074,328	Ps.	2,971,325

b) For the six-month periods ended June 30, 2017 and 2016, the Company conducted the following transactions with related parties:

	2017		2016
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	6,272,322	Ps.	5,813,738
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		1,988,061		818,228
Rent of towers and sites and sites		2,626,676		2,244,442
Other services		733,578		600,641

	Ps.	11,620,637	Ps.	9,477,049

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	215,463	Ps.	184,232
Sale of materials and other services (iii)		790,250		475,400
Voice services		16,343		—

	Ps.	1,022,056	Ps.	659,632

i)	In 2017, this amount includes Ps. 5,571,419 (Ps 3,024,211 in 2016) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)	In 2017, this amount includes Ps. 1,650,425 in 2017 (Ps. 818,228 in 2016) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.
iii)	In 2017, this amount includes Ps. 790,250 for the sale of inventories for distribution to Sanborns Hermanos, S.A. and Sears Operadora de México, S.A. de C.V. (Ps.460,826 in 2016).

5. Property, Plant and Equipment, net

During the six-month periods ended June 30, 2017 and 2016, the Company made cash payments related to investments in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.49,145,322 and Ps. 52,505,460, respectively.

6. Business combinations

On February 2017, the Company through its subsidiary Telekom Austria acquired 97.68% of Metronet telekomunikacije via its Croatian subsidiary Vipnet. Metronet is a leading alternative fixed business solutions provider in Croatia and delivers a diverse product offering, focused on delivering services to the business segment. The fair values of the assets acquired and liabilities assumed at the acquisition date were determined based on the preliminary. The amount paid for the business acquisition was Ps. 1,656,880, net of acquired cash. The goodwill recognized amounted to Ps. 422,846.

In the second quarter 2017, the Company acquired the non-controlling interest of Metronet of 2.32%. The excess of the purchase price over the book value of the non-controlling interest is recorded in retained earnings.

7. Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating throughout the world. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the six-month periods ended June 30, 2017 and 2016 is as follows:

	2017		2016
Current period income tax	Ps.	28,807,039	Ps.	14,542,961
Deferred income tax		(2,154,760)		(7,772,891)

	Ps.	26,652,279	Ps.	6,770,070

Deferred tax related to items recognized in OCI during the six-month periods ended June 30, 2017 and 2016 is as follows:

	2017		2016
Effect of financial instruments acquired for hedging purposes	Ps.	6,375	Ps.	10,595
Unrealized loss (gain) on available for sale securities		289,669		(957,705)
Other		161,711		(109,768)

Deferred tax charged to OCI	Ps.	457,755	Ps.	(1,056,878)

The Company’s effective tax rate was 33.9% and 33.0% for the six months ended June 30, 2017 and 2016, respectively. Significant differences between the effective tax rate and the statutory tax rate for such interim periods relates to the tax inflation effects and non- deductible.

8. Debt

a) The Company’s short- and long-term debt consists of the following:

At June 30, 2017
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars
	Fixed-rate Senior notes (i)	3.125% - 6.375%	2042	Ps.	177,825,103
	Lines of credit (iii)	1.5% - 7.25%	2019		12,288,030

	Subtotal U.S. dollars			Ps.	190,113,133

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 8.60%	2037	Ps.	72,557,917
	Lines of credit (iii)	TIIE + 0.40% - TIIE + 2.00%	2017		4,311,048

	Subtotal Mexican pesos			Ps.	76,868,965

Euros
	Fixed-rate Senior notes (i)	1.00% - 4.750%	2028	Ps.	222,445,249
	Series A and B Capital Securities (iv	5.125% and 6.375%	2073		29,651,710
	Commercial Paper (v)	-.05%	2017		2,453,935
	Lines of credit (iii)	.010%	2017		1,574,608

	Subtotal Euros			Ps.	256,125,502

Sterling pounds
	Fixed-rate Senior notes (i)	4.375% - 5.750%	2041	Ps.	51,284,713
	Capital Securities (iv)	6.375%	2073		12,821,178

	Subtotal Sterling pounds			Ps.	64,105,891

Swiss francs
	Fixed-rate Senior notes (i)	1.125% and 2.00%	2018	Ps.	15,320,791

	Subtotal Swiss francs			Ps.	15,320,791

Brazilian reals
	Local Bonds	103.9% of CDI	2019	Ps.	5,409,981
	Lines of credit (iii)	3.00% - 12.30%	2021	Ps.	7,387,162

	Subtotal Brazilian reals			Ps.	12,797,143

Other currencies
	Fixed-rate Senior notes (i)	2.95% - 3.96%	2039	Ps.	5,662,211
	Financial Leases	8.70% - 8.97%	2027		84,656

	Subtotal other currencies			Ps.	5,746,867

	Total debt			Ps.	621,078,292

	Less: Short-term debt and current portion of long-term debt				57,472,802

	Long-term debt			Ps.	563,605,490

At December 31, 2016
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars
	Fixed-rate Senior notes (i)	3.125% - 6.375%	2042	Ps.	205,984,329
	Lines of credit (iii)	1.5% - 8.5%	2019		14,929,806

	Subtotal U.S. dollars			Ps.	220,914,135

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 8.60%	2037	Ps.	72,415,602
	Lines of credit (iii)	TIIE + 0.15% - TIIE + 2.00%	2017		15,111,048

	Subtotal Mexican pesos			Ps.	87,526,650

Euros
	Fixed-rate Senior notes (i)	1.00% - 4.750%	2028	Ps.	270,240,624
	Series A and B Capital Securities (iv)	5.125% and 6.375%	2073		31,614,659
	Lines of credit (iii)	3.52%	2018		491,144

	Subtotal Euros			Ps.	302,346,427

Sterling pounds
	Fixed-rate Senior notes (i)	4.375% - 5.750%	2041	Ps.	56,281,605
	Capital Securities (iv)	6.375%	2073		14,070,401

	Subtotal Sterling pounds			Ps.	70,352,006

Swiss francs
	Fixed-rate Senior notes (i)	1.125% and 2.00%	2018	Ps.	16,682,775

	Subtotal Swiss francs			Ps.	16,682,775

Brazilian reals
	Lines of credit (iii)	3.00% - 9.50%	2021	Ps.	3,467,091

	Subtotal Brazilian reals			Ps.	3,467,091

Other currencies
	Fixed-rate Senior notes (i)	2.95% - 3.96%	2039	Ps.	6,386,086
	Financial Leases	8.70% - 8.97%	2027		126,233

	Subtotal other currencies			Ps.	6,512,319

	Total debt			Ps.	707,801,403

	Less: Short-term debt and current portion of long-term debt				82,607,259

	Long-term debt			Ps.	625,194,144

L = LIBOR (London Interbank Offer Rate)

TIIE = Mexican Interbank Rate

EURIBOR= Euro Interbank Offered Rate

CDI = Brazil Interbank Deposit Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2017, and December 31, 2016 was approximately 4.3% and 4.2% respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of June 30, 2017, and December 31, 2016, is as follows:

	2017		2016
Domestic Senior Notes	Ps.	4,910,109	Ps.	2,000,000
International Senior Notes		28,320,565		50,955,191
Commercial Paper		2,453,935
Lines of credit		21,757,567		29,619,908
Financial Leases		30,626		32,160

Total	Ps.	57,472,802	Ps.	82,607,259

Weighted average interest rate		4.9%		5.1%

The Company’s long-term debt maturities are as follows:

Years	Amount
2018	Ps.	11,755,421
2019		58,557,472
2020		104,127,376
2021 and thereafter		389,165,221

Total	Ps.	563,605,490

(i) Senior Notes

The outstanding Senior Notes at June 30, 2017, and December 31, 2016, are as follows:

Currency*	2017		2016
U.S. dollars	Ps.	177,825,103	Ps.	205,984,329
Mexican pesos		72,557,917		72,415,602
Euros**		222,445,249		270,240,624
Sterling pounds**		51,284,713		56,281,605
Swiss francs		15,320,791		16,682,775
Japanese yens		2,070,157		2,306,643
Chilean pesos		3,592,054		4,079,443

*	Thousands of Mexican pesos
**	Includes secured and unsecured senior notes.

In May 2015, the Company placed 5 year bonds for an amount of EUR $3,000 million which may be exchanged for ordinary shares of KPN, at an exercise price of €4.9007, 45% higher than the reference price on the date of issuance. In December 31, 2015, the closing price of the stock of KPN was €3.4920. Given the terms of the bond, we have identified an embedded option with a fair value of EUR $51.3 million reflected as a liability within derivative financial instruments on the Consolidated Statement of Financial Position as of June 30, 2017. Under the terms of the exchangeable bond agreement, none of the exchanged property (specifically, the KPN shares) has been or will be charged or otherwise placed in custody or set aside to secure or satisfy the Company’s obligations. At any time, the Company may or may not be the owner of the whole or any part of this property and may sell or otherwise dispose of the same or take any action or exercise any rights or options in respect of the same at any time.

In September 2015, the Company completed the placement of EUR $750 million principal amount of exchangeable bonds that will be mandatorily exchangeable into ordinary shares of KPN at maturity. The bonds have a maturity of 3 years and will pay a coupon of 5.5% per year payable quarterly in arrears, as well as the corresponding cash dividends paid by KPN net of withholding taxes. The reference price of the KPN shares for its exchange was set at €3.3374 but could be as high as €4.2552 (reference price plus 27.5%). As a result of the Company’s mandatory exchangeable bond, the Company placed 224.7 million of ordinary shares of KPN in a trust in favor of the bond trustee and the bond holders. The aforementioned conditions allowed the Company to derecognize a portion of its investment in shares in KPN corresponding to the 224.7 million of ordinary shares on its Consolidated Statement of Financial Position as of December 31, 2015.

The exchangeable bonds described above have provisions that will allow for their settlement in cash if AMX wishes to retain ownership of the shares.

In March 2016, AMX placed an international bond for a total amount of EUR $1,500 million divided in two tranches, the first one for EUR $850 million with a coupon of 1.5% and maturity in 2024, and a second one for EUR $650 million with a coupon of 2.125% and maturity in 2028.

In December 2016, Telekom Austria placed an international bond for a total amount of EUR $500 million with a coupon of 1.5% and maturity in 2026, issued to cover a bond amortization in January 2017.

(ii) Domestic Senior Notes

At June 30, 2017, and December 31, 2016, debt under Domestic Senior Notes aggregated to Ps. $21,186.2 million and

Ps. $21,043.9 million, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate.

(iii) Lines of credit

At June 30, 2017, and December 31, 2016, debt under lines of credit aggregated to Ps. $28,014.8 million and Ps. $33,999.1 million, respectively.

The Company has two undrawn revolving syndicated facilities –one for the Euro equivalent of U.S. $2,000 million and the other for U.S. $2,500 million maturing in 2021 and 2019, respectively. These loans bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an undrawn revolving syndicated facility in Euros for $1,000 million at a variable rate based on EURIBOR.

(iv) Hybrid Notes

The Company issued three series of Capital Securities (hybrid notes) maturing in 2073: two series denominated in Euros for €1,450 million with a coupon of 5.125% and 6.375% respectively, and one series denominated in sterling pounds in the amount of £550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 and 2023, respectively, for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

(v) Commercial Paper

At June 30, 2017, debt under commercial paper aggregated to Ps. $2,453.9 million.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At June 30, 2017, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument. The definition of change in control varies from instrument to instrument; however, as of June 30, 2017 no change in control is considered to have occurred.

Covenants

In conformity with the credit agreements, the Company is obliged to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as operating income plus depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company may be accelerated, at the option of the debt holder in the case that a change in control occurs.

At June 30, 2017, the Company was in compliance with all the covenants.

9. Contingencies

Included in Note 16 on pages F-65 to F-75 of the Company’s 2016 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2016. As of June 30, 2017, and other than in connection with the following matters, there has not been any other material change in the status of such contingencies:

I.	Colombia – Comcel

Local Arbitration Proceedings (Bogotá Chamber of Commerce)

In 2013, the Constitutional Court (Corte Constitucional) ruled that certain laws eliminating the reversion of telecommunication assets do not apply to concessions granted prior to 1998, including Comcel’s concessions. Following the termination of Comcel’s concession contracts, Comcel and the Ministry of Information Technology and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones) (“ITC Ministry”) initiated discussions with respect to the liquidation of such concessions. However, the ITC Ministry took the position that pursuant to the Constitutional Court decision assets under Comcel’s concession contracts should revert to the Colombian government and in February 2016, initiated a local arbitration claim against Comcel before the Bogotá Chamber of Commerce pursuant to the concession contracts.

On July 25, 2017, Comcel was notified of an award issued by the arbitral tribunal convened to resolve such claim declaring the validity of the reversion clause in the concessions contracts and ordering Comcel to pay Ps.18,327,087 (approximately COP$3.155.432 million). Comcel has challenged the award in accordance with Colombian legislation and on August 29, 2017, fulfilled its obligations, as required by the ITC Ministry, under protest reserving all of its rights and those of its shareholders.

II.	Mexico – AMX

ICSID (Additional Facility) Arbitration Proceeding

In July 2017, the tribunal was constituted in the arbitration claim initiated in August 2016 by AMX against the Republic of Colombia on behalf of itself and its subsidiary Comcel under the ICSID Additional Facility Rules and pursuant to the investment chapter of the Mexico-Colombia Free Trade Agreement (the “Mexico-Colombia FTA”). AMX has requested compensation on the basis of Colombia’s breach of the Mexico-Colombia FTA in connection with certain measures adopted by Colombia since August 2013, including the Constitutional Court’s decision of 2013 regarding the non-applicability of certain laws eliminating the reversion of telecommunication assets to concessions granted prior to 1998, and the obligatory payment by Comcel to the ITC Ministry of the amounts established by the local arbitration proceeding previously initiated by the ITC Ministry pursuant to the concession contracts.

On September 13, 2017, the tribunal issued the first procedural order setting out the procedural calendar.

10. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of June 30, 2017 and December 31, 2016:

	June 30, 2017
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Marketable securities and other short term investments	Ps.	10,711,767	Ps.	—	Ps.	38,709,386
Accounts receivable from subscribers, distributors, and other, net		155,306,958		—		—
Related parties		861,455		—		—
Derivative financial instruments		—		1,031,765		—

Total	Ps.	166,880,180	Ps.	1,031,765	Ps.	38,709,386

	June 30, 2017
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Liabilities:
Debt	Ps.	621,078,292	Ps.	—	Ps.	—
Accounts payable		199,944,188		—		—
Related parties		2,074,328		—		—
Derivative financial instruments		—		14,263,297		20,656

Total	Ps.	823,096,808	Ps.	14,263,297	Ps.	20,656

	December 31, 2016
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Marketable securities and other short term investments	Ps.	13,393,646	Ps.	—	Ps.	41,463,511
Accounts receivable from subscribers, distributors, and other, net		175,059,881		—		—
Related parties		740,492		—		—
Derivative financial instruments		—		909,051		—

Total	Ps.	189,194,019	Ps.	909,051	Ps.	41,463,511

Financial Liabilities:
Debt	Ps.	707,801,403	Ps.	—	Ps.	—
Accounts payable		237,265,126		—		—
Related parties		2,971,325		—		—
Derivative financial instruments		—		17,504,910		79,837

Total	Ps.	948,037,854	Ps.	17,504,910	Ps.	79,837

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at June 30, 2017 and December 31, 2016 is as follows:

	Measurement of fair value at June 30, 2017
	Level 1		Level 2		Level 3		Total
Assets:
Marketable securities and other short term investments	Ps.	38,709,386	Ps.	10,711,767	Ps.	—	Ps.	49,421,153
Derivative financial instruments		—		1,031,765		—		1,031,765
Pension plan assets		209,144,153		7,057,836		102,265		216,304,254

Total	Ps.	247,853,539	Ps.	18,801,368	Ps.	102,265	Ps.	266,757,172

	Measurement of fair value at June 30, 2017
	Level 1		Level 2		Level 3		Total
Liabilities:
Debt	Ps.	625,180,709	Ps.	36,164,418	Ps.	—	Ps.	661,345,127
Derivative financial instruments		—		14,283,953		—		14,283,953

Total	Ps.	625,180,709	Ps.	50,448,371	Ps.	—	Ps.	675,629,080

	Measurement of fair value at December 31, 2016
	Level 1		Level 2		Level 3		Total
Assets:
Marketable securities and other short term investments	Ps.	41,463,511	Ps.	13,393,646	Ps.	—	Ps.	54,857,157
Derivative financial instruments		—		909,051		—		909,051
Pension plan assets		214,051,693		8,175,469		118,459		222,345,621

Total	Ps.	255,515,204	Ps.	22,478,166	Ps.	118,459	Ps.	278,111,829

Liabilities:
Debt	Ps.	666,457,233	Ps.	80,214,836	Ps.	—	Ps.	746,672,069
Derivative financial instruments		—		17,584,747		—		17,584,747

Total	Ps.	666,457,233	Ps.	97,799,583	Ps.	—	Ps.	764,256,816

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in available for sale securities, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized gains (losses) related to derivative financial instruments for the periods ended June 30, 2017 and 2016 was Ps. 2,141,643, and Ps. (28,713,685), respectively.

For the periods ended June 30, 2016 and 2017, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

11. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. 362,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores y las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores), of which (i) 23,384,632,660 are “AA” shares (full voting rights); (ii) 642,279,095 are “A” shares (full voting rights); and (iii) 71,462,812,441 are “L” shares (limited voting rights), all of them fully subscribed and paid.

b) As of June 30, 2017 and December 31, 2016, the Company’s capital stock was represented by 65,753,398,000 (20,634,632,660 shares “AA” shares, 577,494,494 “A” shares and 44,541,270,846 “L” shares), and 65,798,000,000 (20,634,632,660 “AA” shares, 592,084,871 “A” shares and 44,571,282,469 “L” shares), respectively.

c) As of June 30, 2016 and December 31, 2016, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores y las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores), a total amount of 29,736,026,196 shares (29,735,090,125 “L” shares and 936,071 “A” shares), and 29,691,724,196 (29,691,076,321 “L” shares and 647,875 “A” shares), respectively.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which holders of “L” shares are entitled to vote are the following: extension of the term of the Company, early dissolution of the

Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, and the cancellation of the registration of the shares issued by the Company in the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges where they may be registered. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of “AA” shares by non-Mexican investors.

e) Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares), representing said capital stock.

“AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), may represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares, which have limited voting rights and may be freely subscribed, and “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

a) On April 05, 2017, the Company’s shareholders approved, among other resolutions, i) the payment of an ordinary dividend of Ps.0.30, per share to each of the shares of its capital stock series (“AA”, “A” and “L”), payable in two equal installments of Ps.0.15 each, in July and November 2017. Shareholders entitled to the dividend will have an option to receive it in cash, as Series L shares or a combination thereof; ii) to allocate an amount equal to Ps. 3 billion for the Company’s buyback program.

b) On April 18, 2016, the Company’s shareholders approved, among other resolutions, i) The payment of a cash dividend of Ps.0.28 pesos, per share to each of the shares of its capital stock series (“AA”, “A” and “L”), payable in two equal installments of Ps.0.14. On October 6, 2016, the Company’s shareholders approved a concession for the shareholders, under which the second installment of the dividend would be paid, at each shareholder election, in cash, as L Shares or a combination thereof; ii) to allocate an amount equal to Ps. 12 billion for the Company’s buyback program.

12. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive (loss) income for the six-month periods ended June 30, 2017 and 2016 is as follows:

	2017		2016
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	6,815	Ps.	24,423
Available for sale securities, net of deferred taxes		(280,326)		(2,238,657)
Translation effect of foreign subsidiaries and associates		(63,988,395)		70,755,175
Re-measurement of defined benefit plan, net of deferred taxes		1,677,746		(1,418,208)
Non-controlling interest of the items above		(2,735,758)		2,758,379

Other comprehensive (loss) income	Ps.	(65,319,918)	Ps.	69,881,112

13. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the six month periods ended June 30, 2017 and 2016, valuation of derivatives and other financial items was as follows:

	2017		2016
Loss in valuation of derivatives, net	Ps.	(111,358)	Ps.	(5,833,663)
Capitalized interest expense		1,530,975		1,162,107
Commissions		(358,623)		(851,441)
Interest cost of labor obligations		(4,471,662)		(4,458,880)
Interest expense on taxes		(943,517)		(498,948)
Dividend received		1,546,258		5,597,816
Other financial cost		(1,525,606)		(632,939)

	Ps.	(4,333,533)	Ps.	(5,515,948)

14. Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Croatia, Bulgaria, Belarus, Macedonian, Serbia and Slovenia.

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and Assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Perú), Central-América (which aggregates the operating segments of Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (which aggregates the operating segments of Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statement measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (vi) inflation trends, and (vii) currency trends.

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
At June 30, 2017 (in Ps.):
External revenues	90,704,323	45,187,241	108,645,224	40,302,892	37,176,023	28,981,248	22,275,422	76,461,178	18,685,592	45,167,064	—	513,586,207
Intersegment revenues	8,266,716	4,700,370	2,507,217	517,665	170,552	94,294	118,060	—	18,472	—	(16,393,346)	—

Total revenues	98,971,039	49,887,611	111,152,441	40,820,557	37,346,575	29,075,542	22,393,482	76,461,178	18,704,064	45,167,064	(16,393,346)	513,586,207
Depreciation and amortization	7,768,460	9,324,676	26,872,538	5,414,667	6,286,784	4,227,563	5,053,810	656,150	2,604,292	11,340,295	(208,479)	79,340,756
Operating income (loss)	24,474,626	4,749,573	4,750,356	5,906,427	7,251,433	2,685,913	2,509,415	2,650,837	3,387,551	3,390,039	(230,700)	61,525,470
Interest income	15,721,611	209,944	2,010,996	1,541,920	59,700	800,826	504,029	154,122	530,957	154,301	(20,160,160)	1,528,246
Interest expense	16,235,685	521,296	12,685,960	2,488,884	543,005	811,610	239,456	—	118,108	1,018,955	(19,322,128)	15,340,831
Income tax	20,506,307	900,650	(2,496,022)	2,183,814	2,147,350	604,876	896,928	1,055,123	1,148,277	(292,205)	(2,819)	26,652,279
Equity interest in net income (loss) of associated companies	38,104	5,337	(129)	(3,245)	—	—	—	—	—	(13,628)	—	26,439
Net profit (loss) attributable to equity holders of the parent	35,968,538	1,203,484	(4,712,280)	1,875,707	5,863,419	1,963,201	1,786,227	1,896,883	2,291,219	3,624,075	(1,592,264)	50,168,209
Assets by segment	996,182,141	163,309,332	389,771,219	120,650,725	87,027,375	102,030,700	72,440,629	42,024,833	85,207,942	179,856,555	(887,013,709)	1,351,487,742
Plant, property and equipment, net	64,837,768	109,050,515	165,415,431	57,769,820	49,153,819	32,216,340	34,011,621	1,573,540	28,009,905	73,464,121	—	615,502,880
Goodwill	27,039,084	213,926	22,604,245	2,723,218	12,420,163	5,902,303	5,375,882	3,097,448	14,186,723	52,563,566	—	146,126,558
Trademarks, net	511,017	290,402	272,738				—	647,433	241,307	9,412,019	—	11,374,916
Licenses and rights, net	6,484,056	28,020	32,604,997	7,067,688	3,598,634	10,716,263	3,181,736	—	6,610,908	28,042,279	—	98,334,581
Investment in associated companies	(172,278)	529,463	578	70,515	400	—	15,395	—	—	889,715	1,835,335	3,169,123
Liabilities by segments	757,412,027	116,852,163	301,920,108	103,807,557	30,346,406	42,493,559	30,890,114	38,709,997	35,976,015	105,629,394	(448,281,511)	1,115,755,829
At June 30, 2016 (in Ps.):
External revenues	88,536,299	46,398,283	88,217,305	32,864,152	31,247,737	26,722,756	20,094,100	63,731,816	17,436,231	41,119,099	—	456,367,778
Intersegment revenues	7,697,673	4,147,343	1,577,853	344,463	130,957	155,608	148,130	—	11,186	—	(14,213,213)	—

Total revenues	96,233,972	50,545,626	89,795,158	33,208,615	31,378,694	26,878,364	20,242,230	63,731,816	17,447,417	41,119,099	(14,213,213)	456,367,778
Depreciation and amortization	6,844,107	8,346,247	21,568,626	4,548,377	5,089,279	3,672,565	4,902,200	410,694	2,725,512	10,958,884	(149,930)	68,916,561
Operating income (loss)	25,745,554	6,801,932	2,743,980	3,831,439	5,047,070	3,274,809	2,013,130	(601,112)	2,462,400	2,411,129	70,175	53,800,506
Interest income	12,540,643	121,493	817,624	1,292,982	30,460	404,062	182,317	120,448	297,166	127,066	(14,033,066)	1,901,195
Interest expense	14,820,536	621,737	9,548,015	2,255,986	522,848	446,574	206,557	—	53,084	1,206,299	(13,592,471)	16,089,165
Income tax	2,513,042	579,470	(1,664,380)	584,690	2,285,393	782,689	1,146,706	(195,258)	1,018,596	(280,878)	—	6,770,070
Equity interest in net (loss) income of associated companies	31,954	43,628	(117)	(9,407)	—	—	(4,182)	—	—	8,146	—	70,022
Net profit (loss) attributable to equity holders of the parent	4,527,658	951,703	(3,583,698)	2,760,079	1,824,000	2,597,622	715,753	(126,451)	1,415,615	2,577,753	(1,161,519)	12,498,515
Assets by segment	1,013,863,039	170,123,085	418,457,512	129,890,240	95,201,272	95,430,140	72,946,040	37,724,559	84,327,867	213,777,744	(892,250,988)	1,439,490,510
Plant, property and equipment, net	58,097,980	109,798,017	188,557,335	58,992,502	52,765,754	33,142,662	38,425,202	2,054,843	30,543,932	74,557,632	—	646,935,859
Goodwill	27,105,647	213,926	24,470,177	2,845,646	13,766,309	4,457,484	5,407,571	2,015,003	14,186,723	51,976,392	—	146,444,878
Trademarks, net	718,904	327,223	391,543	—	401	—	—	722,606	263,853	9,770,583	—	12,195,113
Licenses and rights, net	6,218,000	57,712	39,202,123	8,683,538	4,463,966	6,473,439	3,836,896	—	7,052,630	30,650,886	—	106,639,190
Investment in associated companies	4,882,723	1,930,271	795	89,608	441	—	15,624	—	—	1,018,839	(4,454,478)	3,483,823
Liabilities by segments	821,066,707	144,459,982	304,322,386	107,597,465	33,809,001	33,550,472	33,015,613	37,716,246	37,509,339	115,718,257	(447,111,100)	1,221,654,368

15. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not adopted the following standards and interpretations that have been issued, but are not effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued the new standard IFRS 15 “Revenue from Contracts with Customers”. The new standard for revenue recognition aims at standardizing the multitude of regulations previously included in various standards, and may require more judgment and estimates than with the revenue recognition processes that are required under the existing revenue recognition standards. The amount of revenue recognized and its timing is determined based on a five-step model. IFRS 15 contains additional qualitative and quantitative disclosure obligations. These are aimed at enabling users of the financial statements to understand the nature, amount, timing and uncertainties of revenue and the resulting cash flows arising from contracts with customers. Under IFRS 15, revenue is recognized for an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or providing services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

IFRS allows two adoption methods under IFRS 15: retrospectively to each reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the standard in beginning retained earnings. The Company currently plans to adopt the standard using the “modified retrospective method”. Under that method, it expects to apply the rules to all contracts existing as of January 1, 2018, recognizing in retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previously recorded revenue.

IFRS 15 provides presentation and disclosure requirements which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new.

The Company initiated a group wide two-phase project for the implementation of IFRS 15. In phase I, certain employees were first trained, then deviations in revenue recognition, based on contractual agreements, were identified for individual business transactions and the possibility of establishing portfolios was assessed. In phase II, the analysis of contracts will be continued with a special focus on the adaption of IT and system processes.

Based on work performed to date, we believe the key changes in the standard that may impact our revenue recognition relate to the allocation of contract revenue services between various services and equipment and the timing when such revenues are recorded. We also expect a change in the timing of the recognition of the commissions we pay which were approximately Ps.35,141,660 in 2016 and were expensed when paid and may be deferred and amortized over future periods under the new standard. Additionally, the requirement to defer incremental contract acquisition costs and recognize them over the contract period or expected customer life may result in an amortizable deferred asset on the Company’s consolidated statement of financial position.

IFRS 16, Leases

In January 2016, the IASB issued the new accounting standard, IFRS 16 Leases. The fundamental changes in this new standard affect the lessees’ recognition of leases in the financial statements. Generally, all leases have to be recognized based on the “right of use approach”.

The new standard is effective for fiscal years beginning on or after January 1, 2019, with early adoption permitted. The standard includes two recognition exemptions for lessees — leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

According to the initial assessment made by the Company, the primary effect of the new standard will be to require the Company to establish a liability and a right of use asset equal to the value of most of the Company’s leases that are currently accounted for as operating leases.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, was issued in July 2014 and relates to the classification and measurement of financial assets and financial liabilities, hedge accounting and impairment of financial assets. The new standard is effective on or after January 1, 2018, with early adoption permitted. The Company does not expect significant changes to its existing accounting policies surrounding classification and measurement for available-for-sale securities as they are currently recognized at fair value on the consolidated statement of financial condition with changes in fair value recognized in other comprehensive income. As for the recognition of impairment of financial assets as they would relate to accounts receivable trade, the Company currently expects to adopt the simplified approach of IFRS 9. Although management does not expect major measurement changes in financial instruments, the possible impact on the consolidated financial statements of the Company from the initial adoption of IFRS 9 cannot currently be estimated.

16. Subsequent Events

On July 2017, Radiomóvil Dipsa, S.A. de C.V.(Telcel) acquired the right to use and exploit approximately 60 MHz of spectrum in the 2.5 GHz band, in different regions of the country, pursuant to the November, 2016 agreement between Telcel and Grupo MVS.

On July 2017, as a result of the spectrum auction carried by Superintendence of Telecommunications (“SUTEL”) in Costa Rica, its subsidiary Claro CR Telecomunicaciones, S.A. (“Claro”) gained a total of 20MHz in the 1800 MHz band and 10 MHz in the 1900/2100 MHz (AWS) band. The concessions will expire on 2032. These concessions will be granted upon compliance of certain requirements provided under the auction rules issued by SUTEL.

On August 16, 2017, the Second Chamber (Sala Segunda) of the Mexican Supreme Court of Justice (Suprema Corte de Justicia de la Nación), resolved to grant an injunction (amparo) to Telcel against a series of provisions of the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones or “Implementing Legislation”) in relation to the prohibition imposed on Telcel to charge other carriers for termination services on its network, commonly referred to as the “Zero Rate”. The Supreme Court ruling restored the authority of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”) to determine the interconnection rate that other carriers shall pay Telcel for the termination of services on its network, which shall be based on international best practices, cost oriented methodologies, transparency and rationality.

Notwithstanding the unconstitutionality of the “Zero Rate”, the Second Chamber of the Supreme Court resolved (i) that other carriers shall not restore Telcel for the adverse effects caused by the “Zero Rate” since August 2014; and (ii) that the interconnection rate that other carriers shall pay Telcel for termination services on its network as established by the IFT shall be effective on January 1, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer